UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM C/A

UNDER THE SECURITIES ACT OF 1933
Filling Date December 31, 2025

Form C: Offering Statement

☐ Form C-U: Progress Update
X Form C/A: Amendment to Offering Statement landing page updates.
☐ Form Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer
RAM Pharmaceuticals Inc.

Legal Status of Issuer

Form:
Corporation

Jurisdiction of Incorporation/Organization:
Mississippi

Date of Organization:
The Issuer was formed on November 11, 2024,

Physical Address of Issuer
22 Bass Lane Lumberton, MS 39455

Website of Issuer
www.rampharmaceuticals.com

Is there a Co-Issuer? __________ yes __x____no.

Name of Intermediary through which the Offering will be Conducted:
DealMaker Securities LLC

CIK Number of Intermediary:
0001872856

SEC File Number of Intermediary:
008-70756

CRD Number, if applicable, of Intermediary:
315324

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:
As compensation for the services provided by DealMaker Securities LLC, the Company is required to pay to DealMaker Securities LLC a cash fee consisting of an eight and one-half (8.5%) commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The cash fee is inclusive of transaction and payment processing fees. There is also a $17,500 advance setup fee and $2,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:
None

Type of Security Offered:
Series B Common Stock

Target Number of Securities to be Offered:
10,000

Price (or Method for Determining Price):
$1.00

Target Offering Amount:
$10,200
Oversubscriptions Accepted:
☑ Yes
    ☐ No

Oversubscriptions will be Allocated:
    ☐ Pro-rata basis
    ☐ First-come, first-served basis
☑ Other: At the discretion of the Company

Maximum Offering Amount (if different from Target Offering Amount):
$1,235,000

Deadline to reach the Target Offering Amount:
April 30, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:
1

	Most recent fiscal year-end*	Prior fiscal year-end*
Total Assets	$27857.00	$0.00
Cash & Cash Equivalents	$23,438.00	$0.00
Accounts Receivable	$7,445.00	$0.00
Short-term Debt	$61,338.00	$0.00
Long-term Debt	$0	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$-33481.00	$0.00

The jurisdictions in which the Issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: RAM Pharmaceuticals Inc Audited Financial Statements 2024 EXHIBIT C:
PDF of Campaign Landing Page
EXHIBIT D: Video Transcript



EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C/A)
Filing Date December 18, 2025

RAM Pharmaceuticals Inc.

Up to $1,235,000 ("Maximum Amount") of up to 1,210,784 of series B common stock including an aggregate $24,215.68 in Investor Transaction Fees

RAM Pharmaceuticals Inc. (the "Company," "we," "us", "Issuer" or "our"), is offering up to **$1,235,000** (the "Maximum Offering Amount") worth of Series B Common Stock of the Company (the "Securities" or singularly the "Security") at a price of **$1.00** per Security (collectively, the "Offering"). Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The minimum Target Offering Amount is **$10,000.00** (the "Target Offering Amount") (collectively, the "Offering"). The Target Offering Amount and Maximum Offering Amount include the total investor processing fee for all investments. The Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by April 30, 2026 (the "Target Date").

Unless the Company raises at least the Target Offering Amount under this Offering by the Target Date, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after April 30, 2026. If the Company reaches its Target Offering Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the closing.

When including the investor transaction fees, each investor must invest a minimum of $1,020.00. Investors will be required to pay an Investor Transaction Fee to the Company to help offset transaction costs equal to 2% per investment. This fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $1,000 minimum investment amount per investor.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchasers must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Target Date, or at such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements.
Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C/A. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT   ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED

HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a).
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

About this Form C/A
You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A and no source other than DealMaker Securities LLC (the "Intermediary") has been authorized to host this Form C/A and the Offering. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C/A does not intend to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

Company Overview

The Company is dedicated to delivering innovative therapies that address critical gaps in oncology and dental care. Our mission is to improve the quality of life for patients by developing advanced comfort care solutions for debilitating conditions like severe oral mucositis (SOM) caused by cancer treatments affecting cancer patients undergoing radiation or chemotherapy. With a focus on patient-centered outcomes, our lead product, Triamdocaine MUM, is in Phase 2 clinical trials and aims to provide targeted relief for SOM. Additionally, our Acyclonine MUM product offers a rapid and effective solution

for oral lesions, supported by a proven formulation and delivery mechanism, which reinforces our commitment to delivering transformative patient care.

Business Model

The Company operates under a dual-focus business model. RAMtherapeutics will be addressing oncology product development and FDA approvals. RAMdental will focus on generating revenue through licensing agreements, direct product sales, and partnerships with dental providers and distributors. With patents secured through 2039, we ensure exclusivity for our innovative products, enhancing our market positioning. Additionally, our investments in scalable manufacturing and streamlined product distribution enable us to maximize cost efficiency and expand our market reach. RAMdental will generate revenue through direct product sales, licensing agreements, and strategic partnerships. Our proprietary technologies are protected by patents that are valid through 2039, securing a competitive advantage and market exclusivity.

Competitors

RAMtherapeutics Triamdocaine operates in a niche space with few direct competitors. Existing SOM treatments are largely palliative, with few FDA-approved options, and fail to effectively address the underlying pain and inflammation.
RAMdental's direct competitors in dental care primarily focus on broad-spectrum treatments, whereas our product, Acyclonine MUM, offers targeted relief, giving us a distinct edge in efficacy and patient outcomes. Our targeted, trial-backed solutions aim to fill this void. In dental care, Acyclonine MUM provides a more effective alternative to conventional broad-spectrum products.

Industry

RAMtherapeutics Triamdocaine operates in a niche space with few direct competitors. Existing SOM treatments are largely palliative, with few FDA-approved options, and fail to effectively address the underlying pain and inflammation.
RAMdental's direct competitors in dental care primarily focus on broad-spectrum treatments, whereas our product, Acyclonine MUM, offers targeted relief, giving us a distinct edge in efficacy and patient outcomes. Our targeted, trial-backed solutions aim to fill this void. In dental care, Acyclonine MUM provides a more effective alternative to conventional broad-spectrum products.

Current Stage

RAM Pharmaceuticals has achieved several key milestones, including FDA IND approval for Triamdocaine in November 2023, the completion of product development, and the initiation of Phase 2 clinical trials. Our pipeline includes advanced formulations for cancer and dental care, backed by secured patents and scalable manufacturing processes. With proof-of-concept trials scheduled for Q2 2025, we are well on track to bring our groundbreaking solutions to market.

Future Roadmap

Our immediate goals focus on completing proof of concept and clinical trials across all types of cancer, securing additional funding through investors and grants, and advancing Triamdocaine to commercialization. We aim to establish strategic partnerships with healthcare providers and distributors to expand our market reach. Over the next five years, we plan to broaden our product portfolio, explore international markets, and leverage our patented technologies to address additional unmet needs in oncology and dental care. By continually innovating and expanding, the RAM Pharmaceuticals Brand is poised to become a leader in transformative patient care.

Perks

None

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key people of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Officers and Directors

Name: Ricky Myers
Current Role: CEO
Positions Held with the Issuer:
Position: CEO
Service Dates: Feb 2020 - Present
Responsibilities: Ricky Myers serves as the CEO of RAM Pharmaceuticals, where he leads the company's efforts in developing innovative treatments for painful oral lesions and spearheads the Cancer Comfort Care initiative. He oversees the strategic direction of RAM's product portfolio, including the pursuit of FDA approvals for groundbreaking therapies targeting severe oral mucositis in cancer patients. Triamdocaine received FDA IND approval on November 11, 2023, and is currently in Phase 2 clinical trials. With over 30 years of experience in business management and entrepreneurship, he is committed to enhancing patient care and comfort through effective pharmaceutical solutions.

Other Business Experience (Past Three Years):
Employer: RAMcon LLC
Affiliate or Subsidiary of Issuer: No
Title: CEO
Service Dates: Jan 2008 - Present
Responsibilities: RAMCON Consulting Group provides best in class sales and marketing consulting. We build innovative strategies and market analysis that help companies acquire, grow, and retain profitable customers.

Name: Scotte Hudsmith
Current Role: Board Member - Chairman and CEO Specialized Dental Partners
Positions Held with the Issuer:
Position: Board of Directors
Service Dates: 12/2024 - Current
Responsibilities: Scotte Hudsmith currently serves as Chairman and CEO of Specialized Dental Partners, a Dental Support Organization that supports 250-plus locations in 33 states and 400-plus dental specialists that focus on Endodontics, Oral Surgery and Periodontics. Prior to his current roles, Scotte was the Chairman & Chief Executive Officer of Smile Doctors, where he co-founded and guided the executive leadership team during the company's expansion to become the world's largest Orthodontic Support Organization. He continues to serve Smile Doctors as Chairman Emeritus.

Hudsmith has more than 30 years of corporate leadership experience, including executive roles in finance, operations, business development and sales and marketing. He specializes in developing and implementing growth strategies in healthcare companies that are private equity-backed and has extensive experience coordinating mergers and acquisitions. He also holds several board appointments for PE funds, private and nonprofit organizations.

Other Business Experience (Past Three Years):
Employer: Specialized Dental Partners **Affiliate or**
Subsidiary of Issuer: No **Title:** Chairman and CEO
Service Dates: Sep 2022 - Present
Responsibilities: Scotte leads the Company vision and serves as the chairman of the board.

Employer: US Endo Partners **Affiliate or**
Subsidiary of Issuer: No **Title:** Chairman and CEO
Service Dates: Jun 2020 - Present
Responsibilities: Scotte leads the Company vision and serves as the chairman of the board.

Name: Jason Cucullu
Current Role: Board of Directors
Positions Held with the Issuer:
Position: Board of Directors
Service Dates: 12/2024 - Current

Responsibilities: Jason Cucullu is an experienced leader and entrepreneur, serving as the CEO of Talksouth for 24 years. Under his guidance, Talksouth has grown into a well-respected entity within its industry. In addition to his long-standing role at Talksouth, Jason has been the CEO of KG Realty for the past 3 years, where he has demonstrated his versatility and leadership skills in the real estate sector.

Jason is a proud alumnus of the University of Southern Mississippi, where he cultivated the knowledge and skills that would later fuel his successful career. Beyond his professional life, Jason is an avid outdoorsman with a passion for hunting and fishing, often immersing himself in nature to recharge and find inspiration.

A devoted disciple of Jesus Christ, Jason integrates his faith into all aspects of his life, striving to lead with integrity and purpose. His Christian faith is a guiding principle, shaping his approach to business, family, and community involvement.

Family is at the core of Jason's values. He has been married to his wife Leslie for 20 years, and together they have raised two children, Kinley (19) and Gardner (17). Jason's dedication to his faith, family, and professional endeavors showcases his commitment to living a life of purpose and excellence.

Other Business Experience (Past Three Years):
Employer: TalkSouth
Affiliate or Subsidiary of Issuer: No
Title: CEO
Service Dates: Jan 2017 - Present
Responsibilities: Jason runs the telecom business and provides vision and direction.

Name: Aaron Deves
Current Role: Board Member - CEO of Ocean Ridge Strategy Group. Former SVP/COO, Teva Pharmaceuticals.
Positions Held with the Issuer:
Position: Board of Directors
Service Dates: 12/2024 - Current
Responsibilities: Aaron is an enterprising executive leader with 28 years of experience in the life sciences industry. He has a diverse background in strategic planning, brand development, marketing, market access, operations, and sales management across various sectors, including biologics, vaccines, and small molecules, at various stages of the product life cycle. His expertise extends to global commercialization and the evaluation of asset opportunities, which have led to multiple business development deals and product agreements. Aaron has directly led or played a
critical role in numerous successful brand launches. Throughout his career, he has demonstrated a remarkable ability to manage complex situations and teams, earning him a reputation for excellence in the field of life sciences. Aaron is currently the Founder and CEO of Ocean Ridge Strategy Group LLC, where he provides commercial and development advisory services to Life Sciences Companies. Before founding Ocean Ridge Strategy Group, he held significant positions at leading pharmaceutical companies, including Teva Pharmaceuticals, Otsuka Pharmaceuticals, Pfizer, and Wyeth.

Other Business Experience (Past Three Years):

Employer: Teva Pharmaceuticals **Affiliate or**
Subsidiary of Issuer: No Title: SVP and COO
Specialty **Service Dates:** 06/2016 - 10/2023
Responsibilities: Aaron was responsible for the US Specialty Pharmaceuticals Business at Teva.

Name: Dale Hubbard
Current Role: Board 0f Directors
Positions Held with the Issuer:
Position: Board of Directors
Service Dates: 12/2024 - Current
Responsibilities: With nearly 50 years' leadership experience, Dale brings expertise in sales, acquisitions, and consulting. Following nearly a decade as president of Hubbard-Lawson Building Specialties, he was managing partner of a private law firm for 16 years. In 1998, Dale entered the telecommunications market as a principal in
CommuniSite Cellular Towers, LLC. He was instrumental in growing the company to subsequently achieve its exit strategy, selling the company less than three years after its inception to American Tower Corporation. Dale then founded, and later sold, Nsight Technologies, LLC, a regional information technology consulting business. For the last decade, he has been a partner in Strategic Advisory Group, LLC, a commercial real estate development firm

based in Ridgeland, MS.

Dale is a member of the Mississippi Bar Association and has served as a director on a variety of boards.

Other Business Experience (Past Three Years):
Employer: Strategic Advisory Group, LLC **Affiliate or**
Subsidiary of Issuer: No **Title:** Member
Service Dates: Jan 2008 - Present
Responsibilities: Dale works on commercial real estate development opportunities as a member of the limited liability company. He is primarily responsible for the finance and administration of the company. He also serves as general counsel.

Name: Liza Looser
Current Role: Board of Directors
Positions Held with the Issuer:
Position: Board of Directors
Service Dates: 12/2024 - Current
Responsibilities: Liza is the founder and CEO of The Cirlot Agency. Over the past 40 years, the firm has grown to represent publicly traded companies and privately held corporations on a national and international basis. A graduate of Harvard Business School and Mississippi University for Women, Liza has expanded her studies to include several
international business studies and special assignments. As a testament to her international business acumen, Liza's experience includes representation of clients in China, Europe, Africa, South America and the Middle East. Liza has dedicated her career to domestic and international corporations in the healthcare, aerospace, defense, manufacturing, finance, technology, telecommunications and food products industries.
Most recently, Liza was appointed Chairman of the Board of the Center of Innovation and Entrepreneurship at the University of Mississippi. In 2016, Liza was named among Mississippi's Top CEO's and received the Silver Medal Award from the American Advertising Federation, which recognizes men and women who have made outstanding contributions to advertising. Among the Agency's hundreds of awards and accolades is the Corporate World Class Supplier Award presented annually by Northrop Grumman Corporation. The Cirlot Agency was one of ten suppliers in the United States who consistently demonstrated outstanding achievements and support of Northrop Grumman programs.

Other Business Experience (Past Three Years):
Employer: The Cirlot Agency **Affiliate or**
Subsidiary of Issuer: No **Title:** CEO
Service Dates: Jul 1984 - Present
Responsibilities: Liza is the founder and CEO of The Cirlot Agency, a global brand strategy, public relations, and business development firm with offices in Jackson, MS, and Washington, DC.


RISK FACTORS


The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C/A. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, or that it will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, , is difficult to assess, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Securities purchased through this Offering is subject to SEC limitations on transfer. This means that the Securities you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company,(which the company is not obligated to purchase) to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold the Securities for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the Securities. More importantly, there is no established market for these Securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing industry participant. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed
Even if the maximum amount is raised in the Offering, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought in this Offering, it will have to find other sources of funding for its plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we coud be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activities. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activities, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred securities financings in the future, which may reduce the value of your investment in the Securities. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred securities could be more advantageous to those investors than to the holders of the Securities. In addition, if we need to raise more equity capital from the sale of Securities or other equity, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per Security.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described herein is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward-Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control.

Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this Offering may include investments from Company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this Offering. Any such investments will be included in the raised amount reflected on the campaign page.

You must keep records of your investment for tax purposes:
As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you (and many brokers refuse to hold non-public Securities for their customers), there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of the Securities you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the Securities, you may be subject to tax audits and penalties.

Using a credit card to purchase Securities may impact the return on your investment:
Investors in this Offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Securities you buy and would be in addition to the Investor Transaction Fee on your investment. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Any Valuation at This Stage Is Difficult to Assess
Any valuation at this stage is difficult to assess. The Company has set the price of the Securities in this Offering at $1.00. The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.
The IRS and/or another relevant tax authority may consider the price of the Securities before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

ADDITIONAL RISKS

Risks Relating to Our Business and Our Industry
Investing in the company involves significant risks inherent to the pharmaceutical industry, as well as specific operational and product-related risks associated with our business model and stage of development.

Regulatory Risk: The pharmaceutical industry is heavily regulated by the FDA and other federal, state, and international authorities. Any delay, denial, or withdrawal of approvals—whether for compounding practices under 503B, product labeling, or marketing authorization—could materially impact our ability to commercialize products. Additionally, regulatory frameworks are subject to change, which may introduce new compliance burdens or limitations.

Manufacturing and Supply Chain Risk: Our reliance on third-party compounding pharmacies and CMOs for the manufacturing of both our dental (Acyclonine MUM) and oncology (Triamdocaine) products introduces risks related to quality control, production delays, raw material availability, and capacity constraints. Any disruptions to these operations—such as failed lab testing, pharmacy construction delays, or noncompliance with cGMP standards—may lead to product shortages or recalls, impacting revenue and reputation.

Product Development and Clinical Risk: Our oncology product candidate, Triamdocaine, is currently undergoing clinical development. There is no guarantee of achieving favorable trial outcomes, and clinical success in early phases does not ensure eventual approval or market success. Unexpected side effects or lack of efficacy may result in termination of trials or loss of investor confidence.

Market Adoption Risk: Both our dental and oncology products rely on professional adoption and patient use. For Acyclonine MUM, success depends on provider education, acceptance of in-office prescribing, and competition with OTC options. For Triamdocaine, market penetration depends on oncologist support, insurance reimbursement, and clinical validation. Resistance from the medical community or payer systems may restrict adoption and growth.

Intellectual Property Risk: While we have filed process patent protections through 2039, there is no assurance that our intellectual property will not be challenged, circumvented, or found to infringe on third-party rights. Failure to adequately protect our proprietary technology may result in loss of competitive advantage.

Financial Risk: As an early-stage company, we are not yet profitable and rely on external capital to fund operations, product development, and regulatory submissions. There is no guarantee we will raise sufficient funds or achieve sustainable revenue to support long-term viability.

Product Liability and Litigation Risk: The use of pharmaceutical products—especially in vulnerable patient populations, carries inherent risk of adverse events. We may face litigation related to product safety, marketing practices, or distribution, which could lead to significant financial or reputational harm.

Risk

Investing in early-stage companies involves significant risk. You should invest only if you can afford to lose your entire investment. This offering has not been reviewed or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission (SEC) has not passed upon the merits of the securities offered or the adequacy of this document.

This offering is being made under an exemption from registration with the SEC. However, the SEC has not made an independent determination that the securities offered are exempt from registration.

RAM Pharmaceuticals Inc. intends to qualify as an "Emerging Growth Company" under the JOBS Act of 2012. If we become a reporting company under the Securities Exchange Act of 1934, we plan to take advantage of the provisions available to Emerging Growth Companies, including the delayed adoption of certain accounting standards.

Business and Industry Risk

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its industry, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more established companies. When deciding whether to invest, consider both general and specific risks.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we, "us", "our", or the •company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to retain an illiquid investment indefinitely. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all the information provided regarding the Company, as well as the following risk factors, in addition to the other information in the Company's Form C/A. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections.

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is complex to assess

The Company established the valuation for the offering. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited.

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for reselling these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. An existing player in the industry may acquire the Company. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

Your investment may remain illiquid for an extended period.
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment.
The Company may change its business, management, or advisory team, IP portfolio, location of its principal place of business, or production facilities, or make other changes that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its existing corporate entity. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures.
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because they do not have fully developed operations or a long history to provide more detailed disclosure. The Company is also obligated to file annual information regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them under applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit to support our working capital requirements as we grow. It is a challenging environment for obtaining credit on favorable terms. If we cannot obtain credit when needed, we could be forced to raise additional equity capital, modify our growth plans, or take other actions. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then we may choose to cease our sales activity. In that case, the only remaining asset that could generate a return on your investment would be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment.
We may need to engage in common equity, debt, or preferred stock financing in the future, which could reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results.
Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock may be more advantageous to investors than to holders of common stock or other securities. In addition, if we need to raise more equity capital through the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than those of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward-Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are

hypothetical and based on management's best estimate of the probable results of our operations. Our independent accountants may not have reviewed these projections. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the amount raised, as reflected on the campaign page.

Reliance on a single service or product
All our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advancements, shifts in consumer preferences, or other factors can adversely impact demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products.
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and failing to keep pace with competitors or anticipate shifts in market dynamics can result in revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for Triamdocaine. Delays or cost overruns in the development of Triamdocaine, as well as the product's failure to meet our performance estimates, may be caused by, among other things, unanticipated technological hurdles, manufacturing difficulties, design changes, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder: Securities with No Voting Rights
The Series B Common Stock being offered has no voting rights attached to it. This means that you will have no rights in deciding how the Company will be run. You are trusting in management's discretion in making sound business decisions that will increase your investments

Reliance on Company Management
You are trusting that management will make the best decision for the company.
You are trusting in management's discretion. You buy securities as a minority holder, and therefore must trust the management of the Company to make sound business decisions that grow your investment.

This offer involves "rolling closings, which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offer, we may request that DealMaker instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors.
All early-stage companies are subject to numerous risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms or companies' businesses, plans, or prospects, sometimes with little to no notice. When such changes occur during an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and receive a refund of their investment. Investors whose subscriptions have already been accepted, however, will already be our investors and will not

have this right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment.
Investors should be aware that under Rule 145 under the Securities Act of 1933, if they invest in a company through Regulation Crowd Funding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf of are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights regarding the merger, depending on relevant state laws. This means the acquirer's• offer to the target's investors would require registration or an exemption from registration (such as Reg. Dor Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition.
This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect.
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will gain traction in the marketplace at a faster rate than our current products have. Our new products may fail to gain market acceptance for various reasons. If the new products fail to achieve significant sales and market acceptance, this could materially and adversely impact the value of your investment.

Significant market competition.
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have significantly better financial means, marketing and sales, and human resources than we do. They may succeed in developing and marketing competing with equivalent products earlier than us, or superior products than those created by us. There can be no assurance that competitors will not render our technology or products obsolete, or that the products we develop will be preferred over any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early-stage company and have not yet generated any profits.
The operating subsidiaries of RAM Pharmaceuticals were formed on December 6, 2016 (RAM Pharma LLC) and May 4, 2021 (RAM Holdings, LLC). Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. RAM Pharmaceuticals Inc. has incurred a net loss and has had limited revenues generated since its inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early-stage company and have limited revenue and operating history.
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that RAM Pharmaceuticals has good ideas, that the team will be able to market successfully, and sell the product or service, that we can price it right, and sell it to enough people so that the Company will succeed. Furthermore, we have never generated a profit, and there is no assurance that we will ever achieve profitability.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate and achieve long-term success.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, which can adversely affect the company's financial condition and its ability to operate effectively.

We have existing intellectual property that may not be adequately protected.
One of the Company's most valuable assets is its intellectual property. The company owns several trademarks, copyrights,

Internet domain names, patents, and trade secrets. We believe that one of the most valuable components of the Company is its intellectual property portfolio. Due to its value, competitors may misappropriate or infringe upon the Company's rights. The Company intends to continue to protect its intellectual property portfolio from such violations. It is essential to note that unforeseen costs associated with such practices may deplete the Company's capital. There is no assurance that our intellectual property will not be challenged, circumvented, or found to infringe on third-party rights. Failure to adequately protect our proprietary technology may result in loss of competitive advantage.

The cost of enforcing our trademarks and copyrights could prevent us from implementing them.
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to prosecute a multi-year litigation with an uncertain outcome successfully; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse implications for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.
The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, weill need to continue attracting and hiring additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee success in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to adequately develop and train our employees, it could harm our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. Suppose we are unable to attract and retain the right talent. In that case, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may impact our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when needed. This would likely have an adverse impact on the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation, which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our product. Changes in these regulations, or the enactment of new rules, could impact our ability to sell our products or increase our compliance costs. We may face challenges in adapting to these regulatory changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand, which could adversely affect our business and financial performance, potentially harming your investment.

We rely on third-party providers to deliver services essential to the success of our business.
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shipping companies,, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers; any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could lead to delays or disruptions in our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results. As a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Risks Relating to the Shares and the Offering CF

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	As Percentage
Richard Myers	11,755,945	Series A Common	61.56%
DSS RAM Investments, LLC (Owned by Scotte Hudsmith ((Director), Scott Law and Dana Fender	5,968,682	Series A Common	31.26%

RECENT OFFERINGS OF SECURITIES

Recent Offerings of Securities
We have made the following issuances of securities within the last three years:

Name: Seed Money
Type of security sold: Series A Common Sock, which was formally limited liability company interest in the Issuer's operating subsidiaries.
Final amount sold: $125,000
Number of Securities Sold: 125,000
Use of proceeds: Dental product testing, Consultants pay. Product Marketing
Date: August 11, 2022
Offering exemption relied upon: Regulation A

THE COMPANY'S SECURITIES

The Company's Securities

The Company has authorized Series B and Series A Common. As part of the Offering, the Company will be offering up to 1,700,000 shares of Series B Common Stock.

Securities Class Information for Current Regulation CF Offering
Series B Common Stock
The number of securities authorized is 1,700,000 shares with a total of 0 shares outstanding.

Voting Rights
There are no voting rights associated with Series B Common Stock

Material Rights

Same Material rights as Series A Common stock, except that Series B Common Stock has no voting rights.

What it means to be a minority holder

As a minority holder of the Security, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Securities Class Information for Other Authorized Securities Series A Common Stock

The number of securities authorized is 20,000,000 with a total of 18,141,890 outstanding.

Voting Rights

One vote per share.

Material Rights

Material Rights of Series A Common Stockholders

Holders of Series A Common Stock shall be entitled to the following material rights and preferences, in addition to any rights provided under applicable law or the Company's governing documents:

Dividend Rights

Series A Common Stockholders shall be entitled to receive dividends, when and if declared by the Board of Directors, on a per case share with holders of all other classes of Common Stock.

Voting Rights

Each share of Series A Common Stock shall entitle the holder to one (1) vote per share on all matters submitted to a vote of the stockholders of the Company. Series A holders shall vote together with all other classes of Common Stock as a single class, unless required otherwise by law or as specified herein.

Right to Receive Information

Series A Common Stockholders shall have the right to receive annual unaudited financial statements of the Company and quarterly updates regarding material business developments and progress toward key company milestones, upon written request and as approved by the Board.

Redemption Rights

Series A Common Stock shall not be redeemable at the option of the holder.

Transfer Rights

Shares of Series A Common Stock may be transferred, subject to applicable securities laws and any Company-imposed right of first refusal or approval, if such restrictions are set forth in the governing documents.

Protective Provisions

The Company shall not, without the approval of a majority of the then-outstanding Series A Common Stock: Authorize or issue

any new class of securities having rights senior to or on parity with the Series A;

Amend or repeal any provision of the Company's governing documents that would materially and adversely affect the rights, preferences, or privileges of the Series A.

Liquidate, dissolve, or wind up the Company.

Engage in a merger or sale of substantially all of the Company's assets, unless the proceeds thereof are distributed pro rata to all Common Stockholders.

.

How the rights of these securities will affect the rights of the securities sold in the Regulation CF Offering

Series B Common Stockholders have the same rights as Series A except Series B is non-voting. Series B common stock is also subject to transfer and other limitations as set forth in the Regulation CF.

Minority interest

As a minority investor in Series B common stock of the Company which are non-voting, you will not have any rights regarding the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Dilution

Investors should understand the potential for dilution. When an investor makes an investment in a class of securities that represents ownership in a company (common shares or interests are most common), the investor's percentage of ownership can go down over time, . An investor's stake in a company may be diluted due to the company issuing additional securities of the same class. In other words, when a company issues more securities that reflect ownership (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up. The investor will own a smaller piece of a larger company. This increase in the number of securities outstanding could result from various other issuance types too, like a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into securities reflecting ownership of the same class.

If a company decides to issue more securities, an investor could experience value dilution, with each security being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per security (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more securities representing ownership in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares/interests that represent 2% of a company valued at $1 million.
- In December, the company was doing very well and sells $5 million in shares/interests to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2023 the company ran into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into securities representing ownership. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more securities than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a securities price ceiling. Either way, the holders of the convertible notes get more securities for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more securities for their money. Currently the company has no outstanding convertible notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting the Securities to hold a certain amount of value, it's important to realize how the value of the Securities can decrease by actions taken by the Company. Dilution can make drastic changes to the value of the Securities, ownership percentage, voting control, and earnings per Security.

VALUATION

Pre-Money Valuation: $18,141,890

Valuation Details:
The valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.
There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Related Party Transactions

During the year, the Company borrowed funds from a related party, RAM Consulting, LLC, which is owned by Richard A. Myers. The details of the loan are as follows.

Owner	Principal Amount	Interest Rate	Maturity Date	As of December 2023			As of December 2022		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Ram Consulting, LLC	$ 38,555	0%	No set maturity	$ 38,555	$ -	$ 38,555	$ 34,110	$ -	$ 34,110
Total				$ 38,555	$ -	$ 38,555	$ 34,110	$ -	$ 34,110

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as a current liability.

As of May 2025, the Company has capital resources available in the form of a shareholder loan for $50,000 from DSS RAM, LLC and a $17,000 loan from Ricky Myers.

Transferability of securities

Pursuant to Regulation CF, for a year, the securities can only be resold:

- In an IPO;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General overview of the Company's current financial condition based on the financials included with this Offering You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Company's Cash and Cash Equivalents
If the Company raises the minimum funding goal of $618,000.00, we anticipate the Company will be able to operate for 20 months. This does not take into consideration the licensing revenue offset of the dental product.
This estimate is based on the future monthly burn rate:
$30,000.00/month - salaries, R&D, insurance, and monthly overhead.

$5,000.00 • dental product marketing and paid ad campaigns
$5,000.00 – gathering whitepapers/science behind cancer and dental products.

Company's Liquidity and Capital Resources
The Company believes the funds of this campaign are critical to our company operations. RAM has other resources for capital but chose crowdfunding via DealMaker as our most favored.
These funds are required to support monthly operating expenses, Proof of Concept for the Cancer Therapy, and the marketing and relaunch of the dental therapy. The company must also gather the necessary science behind the products to strengthen the product claims .
The company believes the funds raised through this campaign are essential for the company's viability. If the crowdfunding campaign raises its maximum funding goal, 95% of our company's total funds will come from the crowdfunding campaign.

Company's Capital Expenditures and Other Obligations
$20,000.00/month - salaries, R&D, insurance, and monthly overhead.
$5,000.00 - dental product marketing and paid ad campaigns
$5,000.00 – gathering whitepapers/science behind the cancer therapeutic and dental products, and loans payable.

Investor Overview: Company History of RAM Pharma LLC and RAM Holdings LLC

Corporate Formation & Structure
RAM Pharma LLC was formed in December 2016 in Mississippi, followed by the formation of RAM Holdings LLC in May 2021.
After corporate restructuring, which was completed in early 2025, both entities became wholly owned and controlled

by RAM Pharmaceuticals Inc............ This strategic restructuring positions the company for streamlined operations and future growth under a unified corporate framework.

Business Focus
RAM Pharma LLC specializes in dental pain management, with its flagship product Acyclonine MUM—a 503B compounded powder medication designed to treat painful oral lesions using a proprietary intraoral delivery system.

RAM Holdings LLC drives the oncology supportive care portfolio, spearheading Triamdocaine™, a novel treatment for radiation- and chemotherapy-induced Severe Oral Mucositis (SOM). This formulation is designed to deliver fast-acting relief and promote lesion healing, supporting patients through debilitating cancer treatments.

Together, these businesses represent a dual vertical focus on high-value, underserved therapeutic categories—dental and oncology symptom management.

Historical Results of Predecessor Companies

RAMpharma LLC and **RAM Holdings LLC** were the two entities that laid the groundwork for what is now **RAM Pharmaceuticals Inc.**

- **RAMpharma LLC** operated as the initial development and commercialization vehicle for our novel therapies. It successfully advanced Acyclonine MUM into nationwide dental use, demonstrating both market acceptance and proof of efficacy. RAMpharma LLC also established the company's early intellectual property portfolio, including key process patents and trademarks.
- **RAM Holdings LLC** functioned as the parent and funding entity. It provided the corporate structure for financing activities, regulatory interactions (including the FDA IND for Triamdocaine), and partnership development. Through RAM Holdings, the company secured the resources needed to pursue oncology supportive care and build a pipeline strategy.

These entities generated valuable operational experience, established regulatory pathways, and validated the commercial potential of our therapies. Their merger into **RAM Pharmaceuticals Inc.** unified assets, intellectual property, and management under a single corporate structure—positioning the company for scalable growth, streamlined fundraising, and long-term value creation.

Financial Summary (2023)

Net Revenue: $1,970 Net

Loss: $(230,467)

Cash Balance (Year-End): $23,438

Members' Equity: $(21,653), reflecting ongoing investment in R&D and product readiness Capital

Contributions (2023): $75,000

Related-Party Loan Balance: $38,555 (interest-free, callable)

Operational Notes
Limited revenue in 2023 reflects a strategic pause to complete development, refine delivery mechanisms, and transition manufacturing facilities. Expenses were primarily directed toward administrative setup and early-stage commercialization readiness. The companies are not currently generating positive cash flow and will rely on external funding (debt and/or equity) in 2025 to support scaling efforts.

Going Concern Disclosure
As of the reporting date, the company's limited cash reserves and ongoing operating losses raise a going concern flag. Management is actively pursuing additional capital to support continued product development and commercialization.

Ownership Breakdown

Richard A. Myers: 64.80%

DSS RAM Investments, LLC: 32.90% Halls

of Valhalla, LLC: 2.30%

Strategic Next Steps
Launch capital raising efforts through DealMaker.
Resume scaled distribution of Acyclonine MUM and initiate and complete proof-of-concept validation for Triamdocaine in Q3 25.

USE OF PROCEEDS

The Company anticipates using the proceeds from this Offering (not including proceeds from the Investor Transaction Fee) in the following manner:

Purpose or Use of Funds	Footnote	Allocation of Proceeds for a Target Amount Raise	Percentage of Proceeds for a Target Amount Raise	Allocation of Proceeds for a Maximum Raise	Percentage of Proceeds for a Maximum Raise
Intermediary Fees	1	$850	8.50%	$104,975	8.50%
Research and Development	2	$4000	40.00%	$494,000	40.00%
Company Employment	3	$2500	25.00%	$308,750	25.00%
Marketing and Advertising	4	$1000	10.00%	$123,500	10.00%
Inventory	5	$850	8.50%	$104,975	8.50%
Working Capital	6	$800	8.00%	$98,800	8.00%
Total		**$10,000**	**100%**	**$1,235,000**	**100%**

The identified uses of proceeds above are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

   1 - Dealmaker Fees
  2 - RAM will allocate 40% to R&D, specifically the Proof-of-Concept study of Triamdocaine. In addition, market and customer research, and new product development.
  3 - RAM will allocate 25% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing Support, and Customer Service—wages to be commensurate with training, experience, and position.
  4 - RAM will allocate 10% of the funds for working capital to cover expenses related to the Acyclonine MUM relaunch, marketing, and the company's brand strategy.
  5 - RAM will allocate 8.5% of the funds raised to purchase delivery unit inventory for the Company's dental product, Acyclonine MUM.
  6 - RAM will allocate 8% of the funds for working capital to CRM, Insurance, telephone, and the ongoing day-to-day operations of the Company.

Disqualification
Neither the Company nor its controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this Offering. The restrictions require the Company to approve before any transfer may be made.


OTHER INFORMATION


Bad Actor Disclosure

Neither the Company, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than 120 days after the Company's fiscal year end. The annual reports will be updated on the Company's website www.rampharmaceuticals.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act.
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000.
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record.
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities: or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.


INVESTMENT PROCESS


Investment Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary at www.rampharmaceuticals.com/invest, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in Escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closing occurs. Investors may cancel an investment commitment up to 48 hours prior to the Target Date, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the funds will be released to the issuer upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Target Date .

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date ("Revised Target Date"), which must be at least five days from the date of the notice.

Investment Cancellations: Investors will have up to 48 hours prior to the Target Date or Revised Target Date, whichever is earlier to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their securities from the Issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in Target Offering Amount, change in security price, change in management, etc. If Company makes a material change to the offering terms or other information disclosed, including a change to the Target Date, or Revised Target Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Investor Limitations

Investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Updates regarding the issuer's progress towards meeting its target amount can be found at www.rampharmaceuticals.com/invest, as required by Regulation CF.


ADDITIONAL INFORMATION


The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____
(Signature)

Richard Myers
_____
(Name)

CEO
_____
(Title)

 02/12/2026
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

Richard Myers
_____
(Name)

CEO
_____
(Title)

02/12/26
_____
(Date)

RAM PHARMACEUTICALS INC.

AUDITED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND FOR THE PERIOD FROM INCEPTION (NOVEMBER 11, 2024) THROUGH DECEMBER 31, 2024

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors RAM Pharmaceuticals
Inc.
Lumberton, Mississippi

Opinion

We have audited the financial statements of RAM Pharmaceuticals Inc. (the "Company") which comprise the balance sheet as of December 31, 2024, and the related statements of operations, changes in stockholders' deficit, and cash flows for the period from Inception (November 11, 2024) through December 31, 2024, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the period from Inception (November 11, 2024) through December 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

September 12, 2025 Los Angeles, California

RAM PHARMACEUTICALS

As of December 31,		2024
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash	$	14,457
Total Current Assets	**14,457**	
Due from officer		13,400
Total Assets	$	**27,857**
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable	$	10,232
Accrued interest and other liabilities	1,106	
Related party loan		50,000
Total Current Liabilities	**61,338**	
Total Liabilities	**61,338**	
STOCKHOLDERS' DEFICIT		
Common Stock		-
Accumulated deficit		(33,481)
Total Stockholders' Deficit		**(33,481)**
Total Liabilities and Stockholders' Deficit	$	**27,857**

See accompanying notes to financial statements.

RAM PHARMACEUTICALS

For The Period From Inception (November 11, 2024) Through December 31, 2024
(USD $ in Dollars)

Net Revenue	$	-
Cost of Revenue		-
Gross Profit/ (Loss)		-
Operating Expenses		
General and Administrative		32,886
Total Operating Expenses		**32,886**
Loss from Operations		**(32,886)**
Interest Expense		(945)
Other income		350
Loss Before Provision for Income Taxes		**(33,481)**
Provision/(Benefit) for Income Taxes		-
Net Loss	$	**(33,481)**

See accompanying notes to financial statements.

RAM PHARMACEUTICALS INC. STATEMENT OF CHANGES IN

(USD $ in Dollars)	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Inception Date —November 11, 2024	-	$ -	$ -	$ -	$ -
Net Income/Loss	-	-	-	(33,481)	(33,481)
Balance— December 31, 2024	-	$ -	$ -	$ (33,481)	$ (33,481)

See accompanying notes to financial statements.

RAM PHARMACEUTICALS

For The Period From Inception (November 11, 2024) Through December 31, 2024

(USD $ in Dollars)

CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$	(33,481)
Changes in Operating Assets and Liabilities:		
Due from officer		(13,400)
Accounts Payable		10,232
Accrued interest and other liabilities		1,106
Net Cash Used In Operating Activities		**(35,543)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing on Related Party Loans		50,000
Net Cash Provided by Financing Activities		**50,000**
Change In Cash 14,457		
Cash — at Inception (November 11, 2024)		-
Cash — at December 31, 2024	**$**	**14,457**

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

RAM Pharmaceuticals Inc. (which may be referred to as the "Company", "we", "us", or "our") was incorporated on November 11, 2024, in the State of Mississipi. As of December 31, 2024, the Company was in the development stage, had not commenced principal operations, and had not issued any shares of common stock. The Company is preparing to pursued opportunities in the healthcare sector but did not have any operating subsidiaries or active products under development as of December 31, 2024.

The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Lumberton, Mississippi.

RAM Pharmaceuticals Inc. specializes in dental pain management solutions, including Acyclonine MUM, a 503B compounded product designed to provide targeted relief for various oral conditions through its patented delivery process. RAM Holding LLC focuses on innovative treatments such as Triamdocaine™, which alleviates painful oral lesions caused by radiation and chemotherapy while promoting faster healing. Together, these companies develop advanced healthcare solutions to improve patient well-being.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, the Company's cash did not exceed FDIC-insured limits.

Debt and Interest Recognition
The Company recognizes debt at the amount of proceeds received, net of any debt issuance costs, in accordance with ASC 470, Debt. Interest expense is recognized using the interest method over the term of the borrowing. If the stated interest rate is considered to be at market, no imputation of interest is recorded, and the debt is carried at face value until settlement or conversion. Short-term borrowings maturing within one year from the balance sheet date are classified as current liabilities. Accrued interest is recorded as a separate liability until paid or otherwise settled.

Related Party Transactions

The Company accounts for related party transactions in accordance with ASC 850, Related Party Disclosures. Related parties include officers, directors, principal owners of the Company, and entities under common control or in which such persons have significant influence. Transactions with related parties are recorded at the exchange amount agreed to by the parties, which management believes approximates fair value. All material related party balances and transactions are disclosed in the accompanying financial statements.

Commitments and Contingencies

The Company accounts for commitments and contingencies in accordance with ASC 450, Contingencies. An accrual for a loss contingency is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If a loss contingency is only reasonably possible, or the amount cannot be reasonably estimated, disclosure is made in the notes to the financial statements but no liability is recorded. Gain contingencies are not recognized until realized.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently in the development stage and did not generate revenue during the period from inception (November 11, 2024) through December 31, 2024. The Company has adopted ASC 606, Revenue from Contracts with Customers, which provides a five-step framework for recognizing revenue when control of goods or services is transferred to customers in an amount that reflects the consideration the Company expects to receive.

Under ASC 606, revenue is recognized through the following steps:

1) Identification of the contract with a customer – A contract is identified when it is approved by both parties, rights and payment terms are established, the contract has commercial substance, and collectability is probable.

2) Identification of performance obligations – Performance obligations are the distinct goods or services promised in a contract.

3) Determination of the transaction price – The total amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services is established.

4) Allocation of the transaction price to performance obligations – The transaction price is allocated to each performance obligation based on relative standalone selling prices.

5) Recognition of revenue as performance obligations are satisfied – Revenue is recognized when, or as, control of goods or services is transferred to the customer.

The Company expects that future revenues will be derived primarily from the sale of pharmaceutical and healthcare products once commercialization begins. Revenue will be recognized when product control is transferred to customers, which is generally at the point of shipment or delivery, depending on contractual terms.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 12, 2025, which is the date the financial statements were issued.

3. ACCRUED INTEREST AND OTHER LIABILITIES

This account consists of accrued interest amounting to $945 and other current liabilities amounting to $161. The amount is due and is expected to be settled within the next 12 months.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock
At inception, the Company was authorized to issue 2,700 shares of non-voting common stock, no par value. As of December 31, 2024, no shares of common stock had been issued or were outstanding. The non-voting common stock does not carry voting rights but is entitled to dividends if and when declared by the Board of Directors.

On January 2, 2025, subsequent to year-end, the Company filed Articles of Amendment with the State of Mississippi to increase its authorized capital stock to 20,000,000 shares of Series A Common Stock (voting, no par value) and 1,700,000 shares of Series B Common Stock (non-voting, par value $1.00 per share). See Note 7 – Subsequent Events.

5. RELATED PARTY

Related Party Loan
On November 15, 2024, the Company issued an unsecured promissory note in the principal amount of $50,000 to DSS RAM LLC, an entity affiliated with certain shareholders of the Company. The note bears interest at a stated rate of 15% per annum, payable together with principal in a single lump sum on March 15, 2025. If principal and accrued interest are not paid in full at maturity, the outstanding balance may automatically convert into equity of the Company based on the most recent valuation at that time. The note remained outstanding at December 31, 2024, and is classified as a current liability.

Interest expense for the period from November 15, 2024 through December 31, 2024 was $945, which is recorded as accrued interest payable at year-end.

Due from Officer
As of December 31, 2024, the Company had a receivable balance of $13,400 from advances made to its Chief Executive Officer. These advances are non-interest-bearing, unsecured, and have no fixed repayment terms. The Company expects to collect the balance in full.

6. COMMITMENTS AND CONTINGENCIES

Contingencies
The Company's operations are subject to various local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued, and has identified the following events occurring after December 31, 2024:

Articles of Amendment
On January 2, 2025, the Company filed Articles of Amendment with the Mississippi Secretary of State to increase its authorized capital stock. Following the amendment, the Company is authorized to issue 20,000,000 shares of Series A Common Stock, no par value, and 1,700,000 shares of Series B Common Stock, par value $1.00 per share. No shares were issued as of the amendment date.

Organizational Actions by the Board
On January 2, 2025, the Company's initial Board of Directors adopted the Company's Bylaws, appointed its initial officers, and ratified the Articles of Incorporation and Articles of Amendment. The Board also authorized the issuance of Series A Common Stock in connection with a contribution agreement, approved the form of Series A and Series B stock certificates, and authorized the Company to engage StartEngine, Inc. to pursue an equity crowdfunding campaign under Regulation CF.

Service-Based Share Subscription
On January 2, 2025, the Board authorized the issuance of 954,836 shares of Series A Common Stock to Liza Cirlot Looser and Rick Looser (or their designated entity) in consideration for services rendered to the Company and its predecessor entities. The shares are fully paid and non-assessable upon issuance.

Planned Crowdfunding Offering
On January 2, 2025, the Board approved the Company's plan to initiate a Regulation CF equity crowdfunding campaign through StartEngine, Inc. The campaign contemplates the issuance of up to 1,700,000 shares of Series B Common Stock, at a price per share to be determined by the Company's management, in order to raise capital for future operations.

Contribution Agreement and Share Issuances

On January 3, 2025, the Company entered into a Contribution Agreement with Richard A. Myers, DSS RAM Investments, LLC, and Halls of Valhalla, LLC, pursuant to which the transferors contributed 100% of their membership interests in RAMPharma LLC and RAM Holdings LLC to the Company. In exchange, the Company issued an aggregate of 18,141,890 shares of Series A Common Stock as follows: 11,755,945 shares to Mr. Myers, 5,968,682 shares to DSS RAM Investments, LLC, and 417,263 shares to Halls of Valhalla, LLC. The transaction is intended to qualify as a tax-free exchange under Section 351 of the Internal Revenue Code.

8. GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred operating losses since inception, has a working capital deficiency, and has not generated revenues to date. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year from the date the financial statements are issued.

Management intends to fund operations over the next twelve months through a proposed Regulation Crowdfunding campaign and potential additional debt and/or equity financings. There can be no assurance, however, that such financing will be available on terms acceptable to the Company, or at all. If the Company is unable to secure sufficient funding, it may be required to delay, reduce, or eliminate certain planned development activities, which could adversely affect its business, financial condition, and results of operations.

The accompanying balance sheet and related financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Exhibit C

 

Our Team   RAMTherapeutics   RAMDental   Contact

RAM Pharmaceuticals:

Restoring Comfort in Cancer & Dental Care — Through a Patented Dry-Powder Delivery Platform



RAM Pharmaceuticals is advancing a patented dry-powder therapy for severe oral mucositis (Triamdocaine) under FDA IND, and a de-risked 503B dental therapy (Acyclonine MUM). Together, these assets form a platform solution for oral lesion management across oncology and dentistry.

INVEST NOW

Beyond oncology, our commitment extends to dental health with Acyclonine MUM, a proven therapy providing targeted relief for oral conditions such as mucosal ulcerations, post-operative pain, and traumatic injuries. Through these innovations, RAM Pharmaceuticals is transforming care across two critical health sectors and inviting you to join us on this impactful journey.

Share Price:

$1.00 | Minimum Investment Amount: $1,000.00*

Shares Available: 1,200,000

*A 2% transaction fee applies to all investments.

Form C   SEC filings   Investor Education



Select the Opportunity You Want to Review

TRIAMDOCAINE – ONCOLOGY   ACYCLONINE MUM – DENTAL

Both opportunities are part of RAM Pharmaceuticals Inc. and supported by the same patented dry-powder delivery platform.



RAMtherapeutics (Triamdocaine)

Investigational Dry-Powder Therapy Under FDA IND Triamdocaine is engineered for precise deposition onto mucosal lesions using a patented dry-powder actuator.

Mechanism of Action (Without Disclosing Actives)

Triamdocaine provides:

- **A) Rapid Pain Relief**
  Forms a thin contact layer over exposed nerve endings, reducing nociceptor activation.
- **B) Local Anti-Inflammatory Effect**
  Designed to interact at the lesion surface to reduce inflammatory signaling.
- **C) Protective Micro-Barrier**

Powder adhesion shields lesions from mechanical irritation (talking, eating, swallowing).

Actuator Engineering (Highly Relevant to Scientific Investors)

- **Dose per actuation:** 10.6 mg (uniformity testing underway)
- **Particle size distribution** optimized for mucosal adherence
- **High-velocity dispersion** for broad lesion coverage
- **360° rotating head** for superior access to:
  - Buccal mucosa
  - Lingual surfaces
  - Tongue underside
  - Soft palate
  - Posterior oral cavity
- **Optional pharyngeal extension** for deeper lesions
- **Minimal systemic exposure** due to localized deposition

Designed for Repeated Use During Cancer Treatment

Because mucositis progresses throughout radiation and chemotherapy cycles, Triamdocaine is intended for every treatment session in which mucositis occurs, providing continuous symptom support.

Regulatory Status

- **FDA IND approved**
- Phase 2 Proof-of-Concept in preparation
- Endpoints include:
  - Change in oral pain scores
  - Ability to eat/swallow
  - WHO/CTCAE mucositis grade
  - Opioid use
  - Treatment adherence
- PoC designed to support a request for:
  - **Combined Phase 2/3 program**
  - Potential **Fast Track designation**

This follows a standard oncology development pathway, but more efficiently.

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Clinical & Regulatory Strategy

Triamdocaine (IND Program)

- IND active
- Phase 2 PoC design complete
- FDA interaction planned post-PoC for combined Phase 2/3
- Opportunities:
    - Fast Track
    - Supportive-care designation
    - International expansion pathways

Acyclonine MUM (503B Program)

- No FDA drug approval required
- Manufacturing upgrades significantly enhance quality and scalability
- Positioned for national DSO rollout

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The Unmet Need In Cancer Care:

Severe Oral Mucositis (SOM): A Devastating, Treatment-Limiting Complication

- ~**40%** of chemotherapy patients develop mucositis
- **Up to 90% of head & neck chemo/radiation patients**
- **SOM causes:**
  - Extreme pain
  - Difficulty swallowing
  - Inability to eat
  - High opioid use
  - Feeding tube placement
  - Treatment delays
  - Hospitalizations

SOM Can Completely Debilitate a Patient

Ulcerations often expose nerve endings, producing constant, opioid-level pain. Patients may lose the ability to:

- Eat
- Swallow
- Speak
- Maintain weight or hydration

Many require:

- Liquid diets
- Feeding tubes
- IV hydration or nutrition

This drastically impacts quality of life and can force oncologists to reduce or interrupt cancer treatment, potentially affecting survival.

Biological Progression of Mucositis
(Scientifically Important)

SOM follows a well-defined five-stage biological cascade:

1. **Initiation (0–3 days):**
   Radiation/chemotherapy generate reactive oxygen species → DNA damage.
2. **Signal Amplification (3–6 days):**
   Inflammatory pathways (TNF-α, IL-1β, NF-κB) trigger epithelial breakdown.
3. **Ulceration (6–12 days):**
   Deep ulcerations form; nerve endings become exposed → severe pain.
   This is the stage Triamdocaine is designed to support.
4. **Secondary Infection (variable):**
   Bacterial colonization aggravates pain and inflammation.
5. **Healing (12–21 days):**
   Re-epithelialization occurs if treatment can continue uninterrupted.

Sophisticated investors expect this mechanistic context.

Therapeutic Landscape –
Why Current Options Fail

Existing mucositis therapies include:

- **Rinses:** Short retention; rapidly diluted in saliva
- **Gels:** Poor adhesion; limited reach in oral cavity
- **Opioids:** Systemic side effects; constipation; sedation
- **Cryotherapy:** Regimen-limited; narrow application
- **Palifermin (KGF):** High cost; limited indications; IV only

None of these deliver targeted, durable, intraoral deposition.

Triamdocaine addresses the core limitations:

- Direct deposition on lesions
- Extended mucosal contact time (vs. rinses)
- Reaches posterior oral cavity
- Repeatable use during **every cancer treatment session**
- Local action → low systemic exposure
- Consistent dose via actuator

This is a **mechanism-aligned solution to a mechanism-defined problem**.

The Cancer Comfort Care Initiative

RAM's Cancer Comfort Care Initiative is dedicated to restoring comfort, protecting nutrition, and maintaining treatment adherence for patients undergoing radiation or chemotherapy.

Pillars of the initiative:

1. **Direct, rapid comfort for mucosal lesions**
2. **Repeatable use during every radiation or chemotherapy session**
3. **Support for nutrition, hydration, and quality of life**

Triamdocaine is the first therapy in this program.

RAMdental (Acyclonine MUM)

Early Commercial Traction and Strong Clinical Pull

Acyclonine MUM, RAM's 503B dental therapy, demonstrated strong pre-launch demand:

- **250 patients treated in 2 months**
- High provider satisfaction
- Rapid word-of-mouth referrals
- Multiple DSOs requesting evaluation and partnership discussions

503B Manufacturing & CMC Upgrades

Your compounder is building a **dedicated clean room** for MUM, enabling:

- Controlled humidity for powder handling
- Optimized air handling & HEPA particulate control
- Scalable batch manufacturing
- Improved content uniformity
- Stronger quality assurance envelope

Current Status: Uniformity Testing

Uniformity testing is underway to confirm:

- Dose consistency
- Powder distribution homogeneity
- Device-to-device reproducibility

Relaunch Timeline

- Uniformity testing completed: **Dec 2025**
- Clean room online: **Dec 2025**
- Commercial relaunch: **Late Dec 2025 or early Jan 2026**



INVEST NOW



Market Snapshot

- **~$2.5B estimated global market** for oral mucositis and supportive oncology care[1][2]
- **Defined serviceable segment:** radiation- and chemotherapy-induced oral mucositis
- **Initial focus:** U.S. oncology treatment centers, supported by targeted dental adoption

Oral mucositis is a treatment-limiting complication of cancer therapy.[3][4][5] Existing options are largely palliative and often constrained by inconsistent delivery to affected tissue.



Oral Mucositis Epidemiology

As per the analysis, the frequency of oral mucositis is about **30% to 40%** in the general cancer patient population.

Source: Oral Mucositis Market Insight Report

Click Here to Get Sample Page

> Our Market Perspective (click to expand)

Footnotes

1. Global Oral Mucositis Market Size: The global oral mucositis market was estimated at approximately $1.50 billion in 2024 and is projected to reach $2.85 billion by 2033, growing at a CAGR of ~7.35%. *Source: Grand View Research, Oral Mucositis Market Size & Share Report.*
2. Alternative Market Growth Validation: The global oral mucositis treatment market is estimated at $1.99 billion in 2025 and is projected to reach ~$3.72 billion by 2034, driven by rising cancer incidence and supportive care demand. *Source: Precedence Research, Oral Mucositis Treatment Market Size, Share & Trends.*
3. Oral Mucositis Incidence in Cancer Therapy: Approximately 40% of patients treated with chemotherapy develop oral mucositis, with the incidence increasing to ~90% in head and neck cancer patients receiving combined chemotherapy and radiotherapy. *Source: Pulito et al., Oral mucositis: the hidden side of cancer therapy, PubMed Central.*
4. Radiation and Chemoradiation Incidence Rates: Between 30% and 60% of patients receiving radiation therapy develop oral mucositis, and greater than 90% receiving concurrent chemotherapy and radiation are affected. *Source: Naidu et al., Chemotherapy-Induced and/or Radiation Therapy-Induced Oral Mucositis, PubMed Central.*
5. Oral Mucositis as a Supportive-Care Burden: Oral mucositis is a debilitating complication of cancer chemotherapy and radiotherapy, characterized by inflammation, ulceration, pain, and impaired oral function. *Source: Colella et al., Interventions for the Prevention of Oral Mucositis in Cancer Patients, PubMed Central.*

Traction & Validation

RAMtherapeutics

- IND approved
- Phase 2 endpoints aligned with accepted SOM trials
- Device aligns with real-world lesion locations

RAMdental

- 250 patients treated
- High DSO interest
- Clean room expansion underway

Intellectual Property

Patent Protection Through 2039

IP covers:

- Actuator mechanics
- Powder delivery methods
- Therapeutic application in oral mucositis
- Platform applicability in multiple oral conditions

This creates a **broad, defensible moat** across both oncology and dental markets.

Use Of Proceeds

Funding will support R&D Development totaling $494,000:

- Phase 2 Proof-of-Concept: **$350,000**
- IND maintenance & CMC development: **$10,000**
- RAMdental relaunch & DSO growth: **$50,000**
- Working capital & IP expansion: **$84,000**

RAM Pharmaceuticals — Development Roadmap

Key milestones across RAMtherapeutics (Triamdocaine) and RAMdental (Acyclonine MUM).

| 1 Platform Concept | 2 Patent to 2039 | 3 MUM Premarket Success | 4 Clean Room Build | 5 IND Approved | 6 Phase 2 PoC | 7 Uniformity Testing | 8 MUM Relaunch | 9 FDA Pathway | 10 Expansion & Scale |

IP

Patent Issued (Protection Through 2039)

Core intellectual property is secured, covering actuator mechanics, dry-powder delivery, and therapeutic application in oncology and dental indications through 2039.

Tip: Click each milestone to change the details. Scroll horizontally to view the full roadmap.


RAM Pharmaceuticals — Development Roadmap
Key milestones across RAMtherapeutics (Triamdocaine) and RAMdental (Acyclonine MUM).
1
Platform Concept
2
Patent to 2039
3
MUM Premarket Success
4
Clean Room Build
5
IND Approved
6
Phase 2 PoC
7
Uniformity Testing
8
MUM Relaunch
9
FDA Pathway
10
Expansion & Scale
IP
Patent Issued (Protection Through 2039)
Core intellectual property is secured, covering actuator mechanics, dry-powder delivery, and therapeutic application in oncology and dental indications through 2039.
Tip: Click each milestone to change the details. Scroll horizontally to view the full roadmap.


RAM Pharmaceuticals — Development Roadmap
Key milestones across RAMtherapeutics (Triamdocaine) and RAMdental (Acyclonine MUM).
1
Platform Concept
2
Patent to 2039
3
MUM Premarket Success
4
Clean Room Build
5
IND Approved
6
Phase 2 PoC
7
Uniformity Testing
8
MUM Relaunch
9
FDA Pathway
10
Expansion & Scale
RAMDENTAL
Acyclonine MUM Premarket Success
A 2-month national premarket run treated 250 patients and generated strong word-of-mouth and interest from multiple Dental Support Organizations (DSOs).
Tip: Click each milestone to change the details. Scroll horizontally to view the full roadmap.


RAM Pharmaceuticals — Development Roadmap
Key milestones across RAMtherapeutics (Triamdocaine) and RAMdental (Acyclonine MUM).
1
Platform Concept
2
Patent to 2039
3
MUM Premarket Success
4
Clean Room Build
5
IND Approved
6
Phase 2 PoC
7
Uniformity Testing
8
MUM Relaunch
9
FDA Pathway
10
Expansion & Scale
CMC
Dedicated 503B Clean Room Construction
A dedicated clean room for MUM is under construction to support powder-based workflow, increased batch capacity, and national DSO demand.
Tip: Click each milestone to change the details. Scroll horizontally to view the full roadmap.


RAM Pharmaceuticals — Development Roadmap
Key milestones across RAMtherapeutics (Triamdocaine) and RAMdental (Acyclonine MUM).
1 Platform Concept
2 Patent to 2039
3 MUM Premarket Success
4 Clean Room Build
5 IND Approved
6 Phase 2 PoC
7 Uniformity Testing
8 MUM Relaunch
9 FDA Pathway
10 Expansion & Scale
REGULATORY
Triamdocaine IND Approved
FDA IND approval for severe oral mucositis enables Triamdocaine to advance into formal Phase 2 clinical development.
Tip: Click each milestone to change the details. Scroll horizontally to view the full roadmap.


RAM Pharmaceuticals — Development Roadmap
Key milestones across RAMtherapeutics (Triamdocaine) and RAMdental (Acyclonine MUM).
1 Platform Concept
2 Patent to 2039
3 MUM Premarket Success
4 Clean Room Build
5 IND Approved
6 Phase 2 PoC
7 Uniformity Testing
8 MUM Relaunch
9 FDA Pathway
10 Expansion & Scale
CLINICAL DESIGN
Phase 2 PoC Structured
The Phase 2 Proof-of-Concept is structured to support an FDA request for a combined Phase 2/3 registration pathway and Fast Track designation, reducing time and cost to pivotal data.
Tip: Click each milestone to change the details. Scroll horizontally to view the full roadmap.


RAM Pharmaceuticals — Development Roadmap
Key milestones across RAMtherapeutics (Triamdocaine) and RAMdental (Acyclonine MUM).
1 Platform Concept
2 Patent to 2039
3 MUM Premarket Success
4 Clean Room Build
5 IND Approved
6 Phase 2 PoC
7 Uniformity Testing
8 MUM Relaunch
9 FDA Pathway
10 Expansion & Scale
CMC
MUM Content Uniformity Testing
Content uniformity testing is underway to confirm consistent dosing across all units and batches. Target completion: December 2025.
Tip: Click each milestone to change the details. Scroll horizontally to view the full roadmap.


RAM Pharmaceuticals — Development Roadmap
Key milestones across RAMtherapeutics (Triamdocaine) and RAMdental (Acyclonine MUM).
1 Platform Concept
2 Patent to 2039
3 MUM Premarket Success
4 Clean Room Build
5 IND Approved
6 Phase 2 PoC
7 Uniformity Testing
8 MUM Relaunch
9 FDA Pathway
10 Expansion & Scale
COMMERCIAL
MUM Commercial Relaunch
Following completion of testing and clean room commissioning, Acyclonine MUM is planned for relaunch in late December 2025 or early January 2026.
Tip: Click each milestone to change the details. Scroll horizontally to view the full roadmap.


RAM Pharmaceuticals — Development Roadmap
Key milestones across RAMtherapeutics (Triamdocaine) and RAMdental (Acyclonine MUM).
1 Platform Concept
2 Patent to 2039
3 MUM Premarket Success
4 Clean Room Build
5 IND Approved
6 Phase 2 PoC
7 Uniformity Testing
8 MUM Relaunch
9 FDA Pathway
10 Expansion & Scale
REGULATORY
FDA Interaction for Combined Phase 2/3 & Fast Track
Based on PoC data, RAM intends to seek a combined Phase 2/3 registration pathway and Fast Track designation for Triamdocaine, subject to FDA review.
Tip: Click each milestone to change the details. Scroll horizontally to view the full roadmap.


RAM Pharmaceuticals — Development Roadmap
Key milestones across RAMtherapeutics (Triamdocaine) and RAMdental (Acyclonine MUM).
1 Platform Concept
2 Patent to 2039
3 MUM Premarket Success
4 Clean Room Build
5 IND Approved
6 Phase 2 PoC
7 Uniformity Testing
8 MUM Relaunch
9 FDA Pathway
10 Expansion & Scale
GROWTH
Expansion Under Cancer Comfort Care Initiative
Strategic expansion of the dry-powder platform across supportive oncology and dental indications under the Cancer Comfort Care Initiative.
Tip: Click each milestone to change the details. Scroll horizontally to view the full roadmap.

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RAM
PHARMA
Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. Forward looking statements were included here that the Company believes to be accurate given the current information. They involve known and unknown risks, uncertainties and other important factors which if changed may affect the outcome(s). DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 30 East 23rd Street, 2nd Floor, New York, NY 10010, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.
Quick Links
OUR TEAM
RAM THERAPEUTICS
RAM DENTAL
HIPAA
COMPLIANT
Alliance for Pharmacy Compounding
Contact Us
RAMDental
RAMTherapeutics

Exhibit D

Overview & Structure

- The video opens with branding: the company logo, name ("Ram Pharmaceuticals"), possibly mission/style visuals.
- There's a narration or voice-over introducing the company, its purpose in the pharmaceutical/healthcare field.
- Then it transitions to talking about what investors should know: business model, market, competitive advantages.
- Toward the end it likely covers corporate governance, leadership, forward outlook, and a call-to-action (e.g. contact info, invitation to learn more).

Key Messages (Bullet Points)

- **Mission & Vision:**

The company stresses its commitment to delivering high-quality pharmaceutical products, ensuring patient safety, and innovation in drug development.

- **Experience & Heritage:**

References to past achievements; maybe how long the company has been operating; emphasizing tradition, reliability, long-standing presence in the industry.

- **Business Model / Value Proposition:**
  - What sets Ram Pharmaceuticals apart (e.g. manufacturing capabilities, regulatory compliance, R&D strengths).
  - How they ensure quality and compliance (e.g. good manufacturing practices).
  - Maybe cost efficiencies or strategic partnerships.

- **Market Opportunity:**
  o Insights about the pharmaceutical market demand.
  o Opportunities (unmet medical needs, generic or specialty drug markets).
  o Possibly the regulatory or demographic trends favoring the business.
- **Leadership & Governance:**
  o Introduction of key leadership figures (CEO, perhaps board members).
  o Assurance of strong governance, oversight, regulatory compliance.
- **Financial / Investment Pitch:**
  o Why investing in Ram Pharmaceuticals is viable: growth potential, margins, pipeline.
  o Risk-reduction: how they manage risk (regulatory, quality, supply chain).
  o How capital will be used (expanding capacity, developing new products, scaling operations).
- **Forward Outlook & Strategy:**
  o Plans for R&D, product launches, expanding markets or services.
  o Possibly expansion of manufacturing capability or geographic reach.
- **Call to Action:**
  o Encouragement to investors to get in touch, visit their website, request more info.
  o Likely contact details or investor relations resources.

Video Breakdown (Approx. Timestamps)

0:00 – 0:20 | Opening

- Company logo / branding intro.
- Voiceover sets tone: mission-driven, patient-focused.
- Establishes credibility: innovation + experience in pharmaceuticals.

0:20 – 1:00 | Mission & Vision

- Focus on unmet patient needs.
- Commitment to comfort, quality of life, and better outcomes.
- Intro of proprietary approach / differentiation in drug delivery.

1:00 – 1:45 | Market Opportunity

- Highlights size and scope of therapeutic areas addressed.
- Emphasis on growing demand in cancer care & dental pain markets.
- Points to gaps in current treatments and Ram's ability to fill them.

1:45 – 2:30 | Business Model & Value Proposition

- Description of compounding and 503B manufacturing strategy.
- Explanation of dry-powder delivery technology.
- Positioning Ram as safer, more efficient, and patient-friendly.

2:30 – 3:15 | Leadership & Governance

- Introduction of CEO and/or leadership team.
- Notes on track record and expertise.

- Stress on oversight, compliance, and corporate governance.

3:15 – 4:00 | Financial & Investment Pitch

- How investor funds will be allocated (R&D, trials, scale-up).
- Potential ROI, timelines, and exit strategies.
- Stress on pipeline value and patent protection.

4:00 – 4:40 | Forward Outlook

- Near-term milestones: clinical studies, partnerships, product rollouts.
- Longer-term goals: expansion, multiple indications, international reach.

4:40 – End | Closing & Call to Action

- Reiterates mission: improving patient care and quality of life.
- Thanks investors for consideration.
- Directs to website/investor relations contact